

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 9, 2008

Mr. Larry D. Mclean, Chief Financial Officer
Samex Mining Corp.
#301 – 32920 Ventura Avenue
Abbotsford, British Columbia CANADA V2S 6J3

> **Re: Samex Mining Corp.**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed June 30, 2008**
> **File No. 0-13391**

Dear Mr. McLean:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Chris White
Branch Chief